SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

Press release of November 4, 2002
Press release of November 5, 2002
Press release of November 13, 2002
Press release of November 25, 2002
SIGNATURES

1.	Press release of November 4, 2002
2.	Press release of November 5, 2002
3.	Press release of November 13, 2002
4.	Press release of November 25, 2002

ATHENS — 4 November 2002 — The Extraordinary General Meeting of the shareholders of Coca-Cola Hellenic Bottling Company S.A. (ASE: EEEK, LSE: CCB, NYSE: CCH, ASX: CHB), which was convened on Monday, November 4, 2002, resolved the following:

1.	Approved the election to the Board of Directors of Mr Charalambos-Kriton Leventis, in replacement of the deceased Constantine Leventis.

2.	Re-elected the Board of Directors, in accordance with the provisions of Law 3016/2002 “re: corporate governance”, as follows:

•	executive director: Mr Irial Finan

•	non-executive directors: Messrs George David, Leonidas Ioannou, Anastasios-Pavlos Leventis, Charalambos-Kriton Leventis, Alexander Allan, Henry Schimberg, and Samir Toubassy

•	independent non-executive directors: Messrs Kent Atkinson, Antonio D’ Amato and Sir Michael Llewellyn-Smith.

For information, contact:
Coca-Cola HBC
Melina Androutsopoulou
Director of Investor Relations & Business Development
Tel: +30 210 618 3100

ATHENS — 5 November 2002 — The Board of Directors of Coca-Cola Hellenic Bottling Company S.A. (ASE: EEEK, LSE: CCB, NYSE: CCH, ASX: CHB) in its first meeting today after its election by the Extraordinary General Meeting of the shareholders of the Company held on November 4, 2002, convened into a body as follows:

Chairman: Mr George David

Vice-Chairman: Mr Charalambos-Kriton Leventis

Managing Director: Mr Irial Finan

Members: Messrs Leonidas Ioannou, Anastasios-Pavlos Leventis, Alexander Allan, Kent Atkinson, Antonio D’Amato, Henry Schimberg, Samir Toubassy and Sir Michael Llewellyn-Smith.

For information, contact:
Coca-Cola HBC
Melina Androutsopoulou
Director of Investor Relations & Business Development
Tel: +30 210 618 3100

ATHENS — 13 November 2002 — Coca-Cola Hellenic Bottling Company S.A. (ASE:EEEK, LSE:CCB, NYSE:CCH, ASX:CHB) has issued the following correction on its announcement of November 5, 2002.

Coca-Cola Hellenic Bottling Company S.A. announced today that in its meeting of November 5, 2002 the Board of Directors of the Company elected Mr Anastasios-Pavlos Leventis as its Vice Chairman and not Mr Charalambos-Kriton Leventis, as had been previously announced.

The composition of the Board of Directors, therefore, has as follows:

Chairman: Mr George David

Vice-Chairman: Mr Anastasios-Pavlos Leventis

Managing Director: Mr Irial Finan

Members: Messrs Leonidas Ioannou, Charalambos-Kriton Leventis, Alexander Allan, Kent Atkinson, Antonio D’Amato, Henry Schimberg, Samir Toubassy, and Sir Michael Llewellyn-Smith

ENQUIRIES:

Company Contact:
Coca-Cola HBC	Tel: +30 210 618 3100
Melina Androutsopoulou	e-mail: melina.androutsopoulou@cchbc.com
Director of Investor Relations & Business Development
US Press Contact:
Christine Mohrmann	Tel: +1 212 850 5600
FD Morgen-Walke	e-mail: cmohrmann@fdmw.com
European Press Contact:
Alastair Hetherington FD Athens	Tel: +30 210 721 6060 Mobile: +30 (0) 93 413 8725 e-mail: alastair.hetherington@fd.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Athens, Greece — Coca-Cola Hellenic Bottling Company S.A. (ASE:EEEK, LSE:CCB, NYSE:CCH, ASX:CHB) announced that on November 22, 2002 it published a summary of a draft merger agreement for the absorption of its 100% subsidiary under the tradename “Cretan Bottling Company S.A.”, in accordance with article 78 of Codified Law 2190/1920 and articles 1-5 of Law 2166/1993. The merger will be concluded upon issuance of its approval by the Ministry of Development.

Coca-Cola HBC is one of the largest bottlers of non-alcoholic beverages in Europe and the second largest Coca-Cola bottler in the world by sales volume, operating in 26 countries with a total population of more than 500 million. Coca-Cola HBC’s shares are listed on the Athens Stock Exchange, with listings on the New York, London and Australian Stock Exchanges.

ENQUIRIES:

Company Contact:
Coca-Cola HBC	Tel: +30 210 618 3100
Melina Androutsopoulou	e-mail: melina.androutsopoulou@cchbc.com
Director of Investor Relations & Business Development
US Press Contact:
Christine Mohrmann	Tel: +1 212 850 5600
FD Morgen-Walke	e-mail: cmohrmann@fdmw.com
European Press Contact:
Alastair Hetherington FD Athens	Tel: +30 210 721 6060 Mobile: +30 (0) 93 413 8725 e-mail: alastair.hetherington@fd.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson

Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: 23 December 2002